Exhibit 99.a

FOR IMMEDIATE RELEASE

July 21, 2005

NOVA Chemicals Corporation announces another share buyback

Pittsburgh, PA – NOVA Chemicals Corporation today announced that its Board of Directors has authorized another normal course issuer bid to repurchase shares through the Toronto Stock Exchange (TSX).  Under the rules of the TSX, NOVA Chemicals may purchase up to a maximum of 10% of its “public float” or 7,246,974 of its common shares.

“We are focused on maximizing shareholder value and remain committed to maintaining a strong balance sheet,” said Jeffrey M. Lipton, NOVA Chemicals’ President and Chief Executive Officer. “We believe that buying NOVA Chemicals’ common shares represents an effective use of the company’s financial resources.”

The company expects to commence the issuer bid on July 26, 2005.  The normal course issuer bid will continue until the earlier of July 25, 2006, or the date the company has purchased the maximum number of common shares permitted under the bid, or otherwise terminates the bid. All shares purchased under the bid will be cancelled. As of July 15, 2005, the company had 82,316,438 common shares issued outstanding.  NOVA Chemicals’ previous share buyback was completed when a total of 7,533,151 shares were purchased by March 14, 2005.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products.  We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements relating to NOVA Chemicals.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.  These risks and uncertainties include uncertainties regarding future market conditions and financial resources, and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.  There can be no assurances that any or all common shares will be purchased in the normal course issuer bid or as to the timeframe or prices of any such purchases.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.